SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
CONSECO, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
3.50% Convertible Debentures due 2035
(Title of Class of Securities)
208464BH9
208464BG1
(CUSIP Number of Class of Securities)
Karl Kindig
Corporate Counsel and Corporate Secretary
11825 N. Pennsylvania Street
Carmel, Indiana 46032
(317) 817-6100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Gary I. Horowitz
Roxane F. Reardon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$294,196,417	$16,417

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of all of the outstanding $293,000,000 aggregate principal amount of the issuer’s 3.50% Convertible Debentures due September 30, 2035 at the purchase price of $1,000 per $1,000 principal amount of such debentures plus accrued and unpaid interest to, but not including, November 13, 2009.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third-party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer (the “Offer”) by Conseco, Inc., a Delaware corporation (the “Company,” “Conseco,” “we” or “us”), to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”). The Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1)(i) and Exhibit (a)(1)(ii), respectively.
     This Schedule TO is intended to satisfy the reporting requirements under Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference as set forth below.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The name of the issuer is Conseco, Inc. Conseco’s principal executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and its telephone number is (317) 817-6100.
     (b) Securities. This Schedule TO relates to the offer by Conseco to purchase any and all of its outstanding Debentures. As of October 14, 2009, there was outstanding $293,000,000 in aggregate principal amount of Debentures.
     (c) Trading Markets and Price. There is no established trading market for the Debentures. The information set forth in the Offer to Purchase under “Considerations Concerning the Offer” and “Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. Conseco is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO, the following persons are directors and/or executive officers of Conseco:

Name	Office(s)

R. Glenn Hilliard	Chairman of the Board
Donna A. James	Director
R. Keith Long	Director

Name	Office(s)

Debra J. Perry	Director
C. James Prieur	Director and Chief Executive Officer
Neal C. Schneider	Director
Michael T. Tokarz	Director
John G. Turner	Director
Doreen A. Wright	Director
Edward J. Bonach	Executive Vice President and Chief Financial Officer
Russell M. Bostick	Executive Vice President, Technology and Operations
Eric R. Johnson	Executive Vice President, Investments
Susan L. Menzel	Executive Vice President, Human Resources
Christopher J. Nickele	Executive Vice President, Product Management
Matthew J. Zimpfer	Executive Vice President, General Counsel and Assistant Secretary
Thomas D. Barta	Senior Vice President, Financial Planning and Analysis
William D. Fritts, Jr.	Senior Vice President, Government Relations
Todd M. Hacker	Senior Vice President and Treasurer
John R. Kline	Senior Vice President and Chief Accounting Officer
Anthony B. Zehnder	Senior Vice President, Corporate Communications
Tricia L. Borcherding	Vice President, Internal Audit
David D. Humm	Vice President, Corporate Taxes
Karl W. Kindig	Secretary
The business address of each person set forth above is c/o Conseco, Inc., 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and the telephone number of each such person is (317) 817-6100.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer,” “Expiration Date; Extension; Waivers and Amendments; Termination,” “Considerations Concerning the Offer” and “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “Concurrent Transactions,” “Sources and Amount of Funds,” “The Offer,” “Miscellaneous” and “Where You Can Find Additional Information” is incorporated herein by reference.
     a. Conseco is party to the following agreements relating to the Debentures:
     (1) Indenture, dated as of August 15, 2005 (the “Indenture”), between Conseco and The Bank of New York Trust Company, N.A., as trustee, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference. The form of Debenture is included in the Indenture.

     (2) Registration Rights Agreement dated as of August 15, 2005 among Conseco and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as representatives of several purchasers of the Debentures, which is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference.
     A description of the Indenture and the Registration Rights Agreement is contained in Conseco’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2005 and is incorporated by reference herein.
     b. Conseco is a party to the following equity compensation plans:
     (1) Conseco, Inc. Amended and Restated Long-Term Incentive Plan, which is filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.
     (2) Form of performance unit award agreement under the Conseco, Inc. Amended and Restated Long-Term Incentive Plan, which is filed as Exhibit (d)(4) to this Schedule TO and is incorporated herein by reference.
     (3) Form of executive stock option agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan, which is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference.
     (4) Form of executive restricted stock agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan, which is filed as Exhibit (d)(6) to this Schedule TO and is incorporated herein by reference.
     A description of the Conseco, Inc. Amended and Restated Long-Term Incentive Plan is contained in the section entitled “Proposal 3—Approval of Amended and Restated Long-Term Incentive Plan” in Conseco’s proxy statement filed with the Commission on April 23, 2009 and is incorporated by reference herein.
     c. Conseco is a party to the following agreements relating to its rights plan:
     (1) Section 382 Rights Agreement, dated as of January 20, 2009, between Conseco and American Stock Transfer & Trust Company, LLC, as Rights Agent, which is filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference.
     A description of the Section 382 Rights Agreement is contained in Conseco’s Registration Statement on Form 8-A filed with the Commission on January 20, 2009 and is incorporated by reference herein.
     d. Conseco is a party to the following agreements relating to certain concurrent transactions to the Offer as described in the Offer to Purchase in the section entitled “Concurrent Transactions”:
     (1) Stock and Warrant Purchase Agreement, dated as of October 13, 2009 (the “Stock and Warrant Purchase Agreement”), by and between Conseco and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (“Paulson”), which is filed as Exhibit (d)(8) to this Schedule TO and is incorporated herein by reference.
     (2) Form of Investor Rights Agreement (the “Investor Rights Agreement”) by and among Conseco and Paulson and any other investors agreeing in writing to be bound by its terms, which is filed as Exhibit (d)(9) to this Schedule TO and is incorporated herein by reference.
     (3) Form of Warrant Certificate, filed as Exhibit (d)(10) to this Schedule TO and is incorporated herein by reference.
     (4) Purchase Agreement, dated as of October 14, 2009, by and between Conseco and Morgan Stanley & Co. Incorporated, which is filed as Exhibit (b)(1) to this Schedule TO and is incorporated herein by reference.
     Descriptions of the above agreements related to the Concurrent Transactions are contained in the Offer to Purchase in the section entitled “Concurrent Transactions” and are incorporated by reference herein. In addition, Conseco’s Current Report on Form 8-K filed with the Commission on October 13, 2009 describing the Paulson transaction (the “Paulson 8-K”) is incorporated by reference herein.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Concurrent Transactions” is incorporated herein by reference.
     (b) Use of Securities Acquired. Any Debentures validly tendered and accepted for payment will be cancelled and retired.
     (c) Plans.
     Except as may be otherwise disclosed in the Offer to Purchase under “Concurrent Transactions,” we currently have no plans, proposals or negotiations underway that relate to or would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our subsidiaries;

•	any material change in our present dividend rate or policy or indebtedness or capitalization;

•	any change in our present board or management, including any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on our board) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities being delisted from or ceasing to be authorized to be quoted on the New York Stock Exchange;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition or control of us.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” and “Concurrent Transactions” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” and “Concurrent Transactions” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Offer to Purchase under “Sources and Amount of Funds” and “Concurrent Transactions” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offer to Purchase under “Miscellaneous—Securities Ownership” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Purchase under “Miscellaneous—Recent Securities Transactions” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Dealer Manager; Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth under “Item 8. Consolidated Financial Statements and Supplementary Data” in Exhibit 99.1 to our Current Report on Form 8-K filed with the Commission on October 13, 2009 (containing our audited consolidated financial statements for the years ended December 2008, 2007 and 2006 and as of December 2008 and 2007) (the “APB 14-1 8-K”) and under “Item 1. Financial Statements” in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009 is incorporated herein by reference.
     As of June 30, 2009, the book value per share of Common Stock was $13.06.
     Our ratio of earnings to fixed charges (or our deficiency of earnings to fixed changes, as applicable) for the last two fiscal years can be found in Exhibit 12.1 to the APB 14-1 8-K filed with the Commission on October 13, 2009 and our ratio of earnings to fixed charges (or our deficiency of earnings to fixed changes, as applicable) for the six month period ended June 30, 2009 can be found in our Quarterly Report on Form 10-Q for the six month period ended June 30, 2009 under the sections entitled “Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operation.”
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     (1) Not applicable.
     (2) The information set forth in the Offer to Purchase under “Concurrent Transactions—Shareholder Vote Exception” is incorporated herein by reference. The only other regulatory requirements that must be met are those imposed by applicable securities laws.
     (3)—(5) Not applicable
     (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.
     Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated October 15, 2009, filed herewith.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), filed herewith.

(a)(2)	None.

(a)(3)	None.

Exhibit
Number	Description

(a)(4)	None.

(a)(5)(i)
Press Release, issued October 13, 2009, relating to the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(ii)
Press Release, issued October 13, 2009, relating to the proposed registered offering of common stock (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(iii)
Press Release, issued October 13, 2009, relating to the private placement of our common stock and warrants (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(iv)
Recent Developments from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(v)
Risk Factors from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(vi)
Capitalization from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(vii)
Press Release, issued October 14, 2009, relating to the pricing of the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C (second filing) filed with the Commission on October 14, 2009).

(a)(5)(viii)	Press Release, issued October 15, 2009, filed herewith.

(b)(1)	Purchase Agreement, dated as of October 14, 2009, by and between Conseco and Morgan Stanley & Co. Incorporated, filed herewith.

(d)(1)
Indenture, dated as of August 15, 2005, between Conseco and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on August 16, 2005).

(d)(2)
Registration Rights Agreement dated as of August 15, 2005 among Conseco and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as representatives of several purchasers of the Debentures (incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on August 16, 2005).

Exhibit
Number	Description

(d)(3)	Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Annex B to our Proxy Statement filed on April 23, 2009).

(d)(4)
Form of performance unit award agreement under the Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(5)
Form of executive stock option agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(6)
Form of executive restricted stock agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(7)
Section 382 Rights Agreement, dated as of January 20, 2009, between Conseco and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 1 of our registration statement on Form 8-A filed on January 20, 2009).

(d)(8)	Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between Conseco and Paulson (incorporated by reference to Exhibit 10.1 of the Paulson 8-K filed on October 13, 2009).

(d)(9)
Form of Investor Rights Agreement by and among Conseco and Paulson and any other investors agreeing in writing to be bound by its terms (incorporated by reference to Exhibit 10.2 of the Paulson 8-K filed on October 13, 2009).

(d)(10)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of the Paulson 8-K filed on October 13, 2009).

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 15, 2009

CONSECO, INC.
By:	/s/ JOHN R. KLINE
	Name:	John R. Kline
	Title:	Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX
Exhibits filed as a part of this Schedule TO are listed below.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated October 15, 2009, filed herewith.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), filed herewith.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)
Press Release, issued October 13, 2009, relating to the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(ii)
Press Release, issued October 13, 2009, relating to the proposed registered offering of common stock (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(iii)
Press Release, issued October 13, 2009, relating to the private placement of our common stock and warrants (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(iv)
Recent Developments from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(v)
Risk Factors from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(vi)
Capitalization from Preliminary Offering Memorandum dated October 13, 2009 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO-C (first filing) filed with the Commission on October 14, 2009).

(a)(5)(vii)
Press Release, issued October 14, 2009, relating to the pricing of the private offering of new convertible debentures (incorporated by reference to Exhibit (a)(5) to the Schedule TO-C (second filing) filed with the Commission on October 14, 2009).

(a)(5)(viii)	Press Release, issued October 15, 2009, filed herewith.

2

Exhibit
Number	Description

(b)(1)	Purchase Agreement, dated as of October 14, 2009, by and between Conseco and Morgan Stanley & Co. Incorporated, filed herewith.

(d)(1)
Indenture, dated as of August 15, 2005, between Conseco and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on August 16, 2005).

(d)(2)
Registration Rights Agreement dated as of August 15, 2005 among Conseco and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as representatives of several purchasers of the Debentures (incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on August 16, 2005).

(d)(3)	Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Annex B to our Proxy Statement filed on April 23, 2009).

(d)(4)
Form of performance unit award agreement under the Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(5)
Form of executive stock option agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the year ended December 31, 2005).

(d)(6)
Form of executive restricted stock agreement under Conseco, Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of our Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(7)
Section 382 Rights Agreement, dated as of January 20, 2009, between Conseco and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 1 of our registration statement on Form 8-A filed on January 20, 2009).

(d)(8)	Stock and Warrant Purchase Agreement, dated as of October 13, 2009, by and between Conseco and Paulson (incorporated by reference to Exhibit 10.1 of the Paulson 8-K filed on October 13, 2009).

(d)(9)
Form of Investor Rights Agreement by and among Conseco and Paulson and any other investors agreeing in writing to be bound by its terms (incorporated by reference to Exhibit 10.2 of the Paulson 8-K filed on October 13, 2009).

(d)(10)	Form of Warrant Certificate (incorporated by reference to Exhibit 10.3 of the Paulson 8-K filed on October 13, 2009).

3

Exhibit
Number	Description

(g)	None.

(h)	None.